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                                        File Nos. 70-7950/70-8555


                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

                      NEES GLOBAL, INC. (NG)
        (Formerly NEES GLOBAL TRANSMISSION, INC. (NGT))


     In accordance with the orders of the Securities and Exchange Commission dated September 4, 1992 and May 15, 1995, the following is a report for the first quarter of 1999:

     1. Effective May 1, 1998, NGT changed its name to NEES Global, Inc.
        (NG). NG is a Massachusetts corporation which was formed in January 1992. NG was not capitalized until October 13, 1992, when one thousand shares of NG common stock were issued to New England Electric System (NEES).

        On June 25, 1998, New England Water Heater Co., Inc. (NEWH), an energy-related company, became a wholly-owned subsidiary of NG in accordance with Rule 58 of the Act. The company's financial statements are consolidated with NG. In the third quarter of 1998, NEWH purchased at net book value all rental water heaters from its affiliates, Massachusetts Electric Company and The Narragansett Electric Company.

        NG is a party to an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services. The work took place in Massachusetts. No revenue was recognized in the first quarter of 1999.

        NG entered into agreements with companies located in Canada, Japan, Massachusetts, Missouri, New Jersey, New York, Virginia, and Wisconsin to provide consulting services. A total of $188,000 in revenue was recognized in the first quarter of 1999.

        Until January 1, 1999, NG maintained a one percent interest in AllEnergy Marketing Co., L.L.C., a Massachusetts limited liability company (AllEnergy MA), an affiliated "energy-related company"
        within the meaning of Rule 58 of the Act.   Effective January 1,
        1999, AllEnergy MA merged with and into AllEnergy Marketing Company, L.L.C., a Delaware limited liability company (AllEnergy
        DE), an affiliated "energy-related company" within the meaning of Rule 58 of the Act. NEES Energy, Inc., a wholly-owned subsidiary of New England Electric System, is the sole member of AllEnergy DE.

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     2. As of March 31, 1999, NEES had purchased 1,000 shares of NG common stock and had made subordinated loans and other paid-in capital contributions to NG totaling $25,676,000 and $4,353,000, respectively.

     3. As of March 31, 1999, NG employed no permanent personnel. However, during the three-month period ending March 31, 1999, 70 employees of associated companies of NEES billed portions of their time to NG.

     4. As of March 31, 1999, NG had not purchased or received from associated companies of NEES any intellectual property.

     5. During the three-month period ended March 31, 1999, NG received legal, financial, and other administrative services from New England Power Service Company, amounting to $169,000.

     6. Attached in Exhibits A through C are the consolidated financial statements of NG. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

        In May 1995, NG invested $1,000,000 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NG also provides maintenance services for STI equipment on an as needed basis, for which no revenue was recognized in the first quarter of 1999.

        In August 1997, NG invested $1,400,000 in Nexus Energy Software, Inc. in the form of 1,000,000 shares of Series A Preferred Stock. An additional investment of $750,000 was made in October 1998 in the form of 300,000 shares of Series B Preferred Stock.



                           SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.

                           NEES GLOBAL, INC.


                               s/ John G. Cochrane
                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: June 1, 1999